EXHIBIT 99.1

Yamana Gold Announces Agreement to Sell the Chapada Mine for Total Consideration Over $1.0 Billion, Delivering Significant Improvements to the Balance Sheet and Shareholder Returns

TORONTO, April 15, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce it has agreed to sell the wholly-owned Chapada mine (the “Sale Transaction”) to Lundin Mining Corporation (TSX:LUN) (“Lundin”) for total consideration of over $1.0 billion.  Chapada, located in the State of Goiás, Brazil, is a copper mine with additional gold production that was developed by the Company and began production in 2007.  Under the terms of the agreement with Lundin, Yamana will receive cash consideration of $800 million at closing, additional consideration of up to $125 million based on the price of gold, a $100 million payment contingent on the development of a pyrite circuit to optimize the operation, and a royalty on the adjacent Suruca gold project.  Yamana will host a conference call and webcast at 8:00 am ET on Monday, April 15, 2019 to discuss the Sales Transaction.  Call details are outlined at the end of this news release.

Peter Marrone, Executive Chairman of Yamana, commented: “While Chapada has been a valued asset for Yamana, the Sale Transaction delivers a significant gain, delivers a high after-tax return and financially repositions the Company with a significant and immediate improvement to overall financial flexibility, thereby allowing the Company to pursue near-term value maximizing portfolio opportunities and also to increase shareholder returns, initially by way of a 100% increase in the annual dividend.”

The Company conducted direct discussions with several possible purchasers which ultimately led to the Sale Transaction.  The Company concluded that the consideration paid pursuant the Sale Transaction represents fair value for the asset.  The Company took several factors into account when considering the Sale Transaction, including initially indicative and then definitive terms offered by the purchaser and others, results of extensive negotiations, future capital needs of Chapada and comparative benefits of leverage improvements.  The Company also considered that the planned expansion was included in arriving at the valuation for Chapada.  Further, the expansion would require significant and immediate commitment to capital and any delay would put at risk and erode that value.  Previously, the Company had indicated that a gating item to the expenditure of capital for the expansion would be a meaningful improvement to the balance sheet.  While the Company expects, and is on track, to derive significant free cash flow in the next several years, the resulting cash increases would be sufficient to fund the expansion although not immediately.  Further, the capital requirements for the expansion would restrict the ability of the Company to pursue other organic opportunities on its other assets or increase cash returns to shareholders.

The Board of Directors of the Company obtained separate opinions from each of Citi and Rothschild & Co that the consideration to be received by the Company in the Sale Transaction was fair from a financial point of view to the Company as of the date of such opinions.  The opinions were based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinions.

(All amounts are expressed in United States dollars unless otherwise indicated.)

Pursuant to the Sale Transaction, Yamana will receive the following consideration:

  $800 million in cash, payable at closing;
  Additional cash payments of up to $125  million based on the price of gold over the five-year period from the date of closing, as follows:
  a. $10 million per year for each year over the next 5 years where the gold price averages over $1,350/oz, up to a maximum cash payment of $50 million;
  b. Additional $10 million per year for each year over the next 5 years where the gold price averages over $1,400/oz, up to a maximum cash payment of $50 million; and
  c. Additional $5 million per year for each year over the next 5 years where the gold price averages over $1,450/oz, up to a maximum cash payment of $25 million.
  $100 million payment contingent on the development of a pyrite roaster at Chapada by Lundin; and
  2% net smelter return (NSR) royalty on gold production from the Suruca deposit.

In respect of the pyrite roaster, the Company is engaged in several studies to evaluate the project.  Preliminary studies show the potential for significant benefits including cost savings from power generation, the sale of by-product sulphuric acid, and production increases for copper and gold from recovery improvements.

Suruca is a gold-only project 7 kilometers northeast of Chapada with an oxide zone scheduled to deliver production of 50,000 ounces per year over 5 years and an underlying sulphide zone with current proven and probable mineral reserves of 762,000 ounces (estimated at 42.7 Mt of sulphide material grading 0.56 g/t Au) and measured and indicated mineral resources of 1.4 million ounces that remains open for expansion (estimated at 82.3 Mt grading 0.54 g/t Au). Total proven and probable gold mineral reserves for Suruca are estimated at 65.2 Mt grading 0.51 g/t Au containing approximately 1.1 million ounces of gold, inclusive of 22.5 Mt of oxide material grading 0.41 g/t Au containing approximately 300,000 ounces of gold and 42.7 Mt of sulphide material grading 0.56 g/t Au containing approximately 762,000 ounces of gold.  Based on the mineral reserves and mineral resources, the production potential of the Suruca sulphide zone is expected to range between 120,000 and 150,000 ounces per year based on a processing plant capacity of 8 million tonnes per year.  The Company has been evaluating development options for the sulphide project along with extending the deposit with an exploration program and had previously completed a feasibility study for the oxide deposit.

The total consideration exceeds the current carrying value and, as such, on closing of the Sale Transaction the Company expects to report a significant after-tax gain resulting in an overall after-tax internal rate of return to the Company of approximately 50 per cent, including the initial acquisition cost for Chapada.

The Sale Transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close in the third quarter of 2019.  The Sale Transaction is not subject to any financing conditions.

Strategic Rationale for Yamana

Financial flexibility is a core value and of strategic importance to the Company.  The Sale Transaction affords Yamana an immediate and significant improvement to the balance sheet while positioning the Company as a dominant intermediate precious metals producer, consistent with the long-held strategic objective.

Further highlights in respect to the strategic rationale of the Sale Transaction and benefits to the Company on closing of the transaction are as follows:

  Immediate Leverage Reduction – The up front cash consideration of $800 million provides for significant deleveraging benefits highlighted by a decline in current ND/EBITDA(1,2,3) to 1.5x from the year-end 2018 value of 2.5x with an opportunity for further reductions based on the contingent payments.  The Company is prioritizing the repayment of the outstanding revolving credit facility and then the repayment of near and medium-term fixed term debt maturities.

  Improved Financial Flexibility – The Sale Transaction provides a significant improvement to the Company’s financial flexibility going forward due to annualized interest savings in excess of $35 million.  Additionally, the redirection of cash flow that would have been otherwise allocated to Chapada enables the maximization of the value enhancing opportunities at the Company’s other operations.

  Rebalanced Portfolio – The resultant production platform, comprised of five high quality precious metal mines in the Americas, is expected to deliver continued balance sheet improvements supported by a compelling free cash flow outlook, both in magnitude and duration.  The Company forecasts ND/EBITDA(1,2) of 1.0x at year-end 2021, in line with the Company’s updated target for net debt leverage, as compared to 1.5x previously.

  Increased Shareholder Returns, Dividend Increased – The improved balance sheet and interest savings will enable the Company to increase its dividend significantly thereby improving its returns to shareholders and allowing the Company flexibility of further capital returns, including a share buyback.

Increasing Dividend

Effective April 14, 2019, and conditional on closing of the Sale Transaction, the Board of Directors of the Company has approved a 100% increase in its annual dividend to $0.04 per share, an increase that is more than covered by the magnitude of savings in interest payments from planned debt retirement, while also being reflective of the Company’s free cash flow outlook, quality of the production base, and strength of the balance sheet.

Normal Course Issuer Bid

Separately, the Company announces that it intends to make a normal course issuer bid (a “NCIB”) to purchase up to 5% of the Company’s issued and outstanding common shares (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange.

Further details related to the Company’s NCIB announcement will available in a separate press release to be issued following approval of the NCIB by the TSX.

Pro Forma Production Profile

With the sale of Chapada, the Company’s production platform would be comprised of five high-quality mines in the Americas, two in Chile, and one in each of Canada, Brazil, and Argentina. Approximately 85% of the Company’s revenue would be derived from gold and another 15% from silver.

With a closing of the Sale Transaction in the third quarter of 2019, attributable production for 2019 is expected to approximate 1 million gold equivalent ounces ("GEO"). The indicative pro forma production outlook through 2021 is presented in the following table.  2019 consolidated unit costs excluding Chapada are expected to be within the provided cost ranges previously disclosed in our 2019-2021 Outlook released on February 14, 2019.  An official update to Company guidance will be provided on closing of the transaction.

Production	2019	2020	2021
Total Gold Equivalent (oz.) (1,2)
Pro forma outlook	1,000,000	1,020,000	1,020,000
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019, 2020 and 2021.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation.

Additionally, with the divestiture of Chapada the Company would see its 2019 guidance for overall expenditures decline as follows: sustaining capex by $15 million, costs of adding to long-term stockpiles by $25 million, expansionary capex by $2 million, and DD&A by $25 million.  The Company is, however, planning an increase in exploration expenditures going forward with the annualized increase expected to be up to $20 million through the guidance period.  This is consistent with plans to use the improved financial flexibility to maximize value enhancing initiatives.  The Company’s exploration program is one such initiative.

Growth Opportunities and Increased Exploration Budgets

The financial flexibility afforded by the Sale Transaction will enable the Company to be opportunistic with respect to high quality opportunities within the portfolio to grow production, expand margins and also to expand mineral resources.

Opportunities have been identified to increase higher-margin production from existing mines by in excess of 150,000 gold-equivalent ounces per year, an increase of over 15% from the current production run-rate and additive to current guidance.  Consistent with the Company’s strategy, these opportunities are to be funded by cash flows from operations noting that the expected capital requirements are more than covered by free cash flow. The projects currently in the evaluation stage include the following:

  Jacobina: Two options are being evaluated to increase production beyond 150,000 ounces per year, with the increase supported by higher grades, as delineated by the 2017 and 2018 drill program, and through the application of higher milling rates. The first option considers production increases to between 165,000 to 170,000 gold-equivalent ounces per year through a mill optimization to 6,500 tonnes per day (“tpd”) from the current operating rate of 5,800 tpd.  The second option considers a larger increase in the plant capacity to between 8,000 and 8,500 tpd, which would further significantly increase production.

  Canadian Malartic (50% interest): The Company and its partner are currently evaluating opportunities for the development of the Odyssey and East Malartic deposits with extraction expected to be by way of underground mining methods with ore fed to the existing Malartic mill, displacing a portion of the lower grade open pit ores.  Preliminary studies show the potential for production increases of approximately 75,000 gold-equivalent ounces per year (50% interest).  Further evaluation through additional drilling from underground access points, resource delineation, and engineering would be required to advance Odyssey and East Malartic towards development decisions.

  Cerro Moro: An aggressive drill program is planned for 2019 to delineate near-mine targets and test major near-mine and regional structures. An increase in mineral reserves would unlock opportunities to expand the existing processing plant and to transition to grid power resulting in both production increases and a reduction to operating costs.

Separately, the Company is also advancing technical studies on the Agua Rica project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the Catamarca province, Argentina.  Agua Rica presents an opportunity for the Company to maintain significant copper exposure where development and ownership decisions are to be aligned with the Company’s capital allocation priorities and strategies.  The Company recently signed and an integration agreement pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the Catamarca Province of Argentina.  The agreement represents a significant step forward towards the optimization of Agua Rica.  The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing both the project complexity and environmental footprint.  Preliminary studies show the potential for a mine life in excess of 25 years at average annual production of approximately 236,000 tonnes (520 million pounds) of copper-equivalent metal(4), including the contributions of gold, molybdenum, and silver, for the first 10 years of operation.  This is based on the Agua Rica mineral reserve(5) estimated to contain proven and probable mineral reserves of approximately 4.5 million tonnes  (10 billion pounds) of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore.  A pre-feasibility study for the integrated project will be completed in 2019 and a full feasibility study with updated mineral reserve, production and project cost estimates will be completed by 2020.

Yamana’s Approach to Capital Allocation and Portfolio Considerations

Consistent with the Company’s strategy, with the Sale Transaction, priority has been given to balance sheet improvements.  Previously, the Company had been targeting an initial net debt leverage ratio of 1.5x or better.  Going forward, the Company’s updated target is 1.0x or better with a strategic objective to maintain the lower net debt leverage ratio through the metal price cycle as a means to enhance financial flexibility.  Importantly, this approach also affords the Company the ability to be opportunistic, such as to build or buy assets off cycle, with consideration to further increases to shareholder returns including dividends and buy-backs, while balancing these initiatives with the sustainability of cash flows through portfolio optimizations.

In the evaluation and assessment of projects, the Company’s approach is to target projects for which it has the technical expertise to develop and operate.  The Company is targeting after-tax returns of a multiple of its weighted average cost of capital and, as a rule of thumb, approximately 15%.  These returns may be adjusted to reflect the complexity of the construction and operation, whether technical or geopolitical.  The timing of any construction activity would follow detailed engineering to mitigate against late-cycle design and scope changes.  This approach was fundamental to the success of Cerro Moro and remains the template for Yamana going forward.

The Company is an Americas-focused company operating in mining friendly jurisdictions with adherence to best practices for mining. Presently, Yamana operates in Canada, Brazil, Chile, and Argentina.  Consideration will be given to operating in other jurisdictions in North and South America, so long as there are established protocols for permitting and adherence to best practices.  Given the significant exploration and expansion opportunities, along with advancing projects in jurisdictions in which the Company presently operates, it is unlikely that Yamana will pursue opportunities in other jurisdictions in the foreseeable future.

On the size of mines, Yamana prefers each of its mines to produce at least 130,000 ounces as that represents sufficient size and scale by mine.  With the pro forma production platform, three mines exceed 190,000 gold-equivalent ounces and one of those is over 300,000 gold equivalent ounces.   Four mines exceed, or soon will exceed, 150,000 gold-equivalent ounces.  Only one mine produces below a threshold of 130,000 ounces, although with exploration success, this may change.

Conference Call Information

Yamana will host a conference call on Monday, April 15, 2019 at 8:00 a.m. ET, where Yamana’s senior management will discuss the details of the Sale Transaction.

Toll Free (North America):	1-800-806-5484	Passcode 2391595
Toronto Local and International:	416-340-2217	Passcode 2391595
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 7131165
Toronto Local and International:	905-694-9451	Passcode 7131165

The conference call replay will be available until 11:59 p.m. ET on May 15, 2019.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

ENDNOTES

Endnote 1
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42018 and in Section 11 of the Company’s 2018 Annual Report, which has been filed on SEDAR.

Endnote 2
Net debt (ND) and Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) are Non-GAAP metrics

Endnote 3
The current Net Debt to EBITDA (ND/EBITDA) ratio is adjusted for the $800 million cash consideration and is based on the last twelve months EBITDA.

Endnote 4
Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: US$6,614/tonne for copper, US$1,250/oz for gold, US$24,250/tonne for molybdenum, and US$18/oz for silver.

Endnote 5
As of December 31, 2018, further details including tonnes, grade and assumptions are presented at the end of this press release.

Qualified Persons

Scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources).  Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" (“QP”) as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral Reserve Statement, Suruca

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	11,454	0.42	153	53,741	0.53	908	65,195	0.51	1,062

Mineral Resource Statement, Suruca

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	1,284	0.39	16	81,039	0.54	1,416	82,323	0.54	1,432

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	12,565	0.48	194

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:
Mineral Reserves	Mineral Resources
Price assumption: $1,300 gold	Price assumption: $1,600 gold
Cut-off grade 0.19 g/t gold for Suruca oxide	Cut-off grade 0.16 g/t gold for Suruca oxide
Cut-off grade 0.3 g/t gold for Suruca sulfide	Cut-off grade 0.23 g/t gold for Suruca sulphide
Metallurgical recoveries for Suruca oxide average 85% for gold	Metallurgical recoveries for Suruca oxide average 85% for gold
Metallurgical recoveries for Suruca sulphide average 88% for gold	Metallurgical recoveries for Suruca sulphide average 88% for gold
2. All Mineral Resources are reported exclusive of Mineral Reserves.
3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Reserves and Mineral Resources are reported as of December 31, 2018.
5. Due to rounding, numbers may not add up precisely to the totals.
6. Mineral Reserves QP, Luiz Pignatari, Registered Member of Chilean Mining Commission, EDEM Engenharia. Mineral Resources QP, Felipe Machado de Araujo, Registered Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.

Mineral Reserve Statement, Agua Rica Project

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559
Silver	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790
Moly	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resource Statement, Agua Rica Project

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896
Silver	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714
Moly	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	642,110	0.12	2,444
Silver	642,110	2.3	48,124

	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Copper	642,110	0.34	4,853
Molybdenum	642,110	0.034	480

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:
Mineral Reserves	Mineral Resources
Cut-off grade at 0.2% copper Price assumption: $1,000/oz gold, $2.25/lb copper, $17.00/oz silver and $12.00/lb molybdenum	Cut-off grade at 0.2% copper
Metallurgical recoveries are 84.9% for copper, 52.7% for gold, 67.6% for silver, 65.9% for zinc and 68.0% for molybdenum
2. All Mineral Resources are reported exclusive of Mineral Reserves.
3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.  Mineral Reserves and Mineral Resources are reported as of December 31, 2018.
5.  Due to rounding, numbers may not add up precisely to the totals.
6. Mineral Reserves QP, Enrique Munoz, MAusIMM, Registered Member of Chilean Mining Commission and Mineral Resources QP, Felipe Machado de Araújo, Registered Member of Chilean Mining Commission.

Counsel and Advisors

Yamana has engaged Cassels Brock & Blackwell LLP as its legal advisors.  Citi and Rothschild & Co US Inc. are acting financial advisors to Yamana.

About Yamana Gold Inc.

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Steve Parsons
Senior Vice President, Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the satisfaction of all closing conditions, the completion of the Sale Transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Sale Transaction and may not be appropriate for other purposes.